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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Global Employment Holdings, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
378971105

(CUSIP Number)
March 10, 2009

(Date of Event Which Requires Filing of this Statement)
          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378971105	13G/A	Page	2	of	9

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,279,465*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,279,465*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,279,465*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.13%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Excludes 3,397,901 shares of common stock, par value per share $0.001 (the “Common Stock”) of Global Employment Holdings, Inc. (the “Issuer”) issuable upon conversion of convertible bonds of the Issuer and 1,932,144 shares of Common Stock issuable upon conversion of the Issuer’s convertible preferred stock, which convertible bonds and convertible preferred stock are subject to so-called “blocker” provisions prohibiting the holder from converting the bonds or convertible preferred stock, as applicable, when the holder, together with its affiliates, beneficially owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	378971105	13G/A	Page	3	of	9

1	NAMES OF REPORTING PERSONS Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,279,465*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,279,465*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,279,465*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.13%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Excludes 3,397,901 shares of Common Stock of the Issuer issuable upon conversion of convertible bonds of the Issuer and 1,932,144 shares of Common Stock issuable upon conversion of the Issuer’s convertible preferred stock, which convertible bonds and convertible preferred stock are subject to so-called “blocker” provisions prohibiting the holder from converting the bonds or convertible preferred stock, as applicable, when the holder, together with its affiliates, beneficially owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	378971105	13G/A	Page	4	of	9

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,279,465*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,279,465*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,279,465*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.13%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Excludes 3,397,901 shares of Common Stock of the Issuer issuable upon conversion of convertible bonds of the Issuer and 1,932,144 shares of Common Stock issuable upon conversion of the Issuer’s convertible preferred stock, which convertible bonds and convertible preferred stock are subject to so-called “blocker” provisions prohibiting the holder from converting the bonds or convertible preferred stock, as applicable, when the holder, together with its affiliates, beneficially owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	378971105	13G/A	Page	5	of	9

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,279,465*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,279,465*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,279,465*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.13%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Excludes 3,397,901 shares of Common Stock of the Issuer issuable upon conversion of convertible bonds of the Issuer and 1,932,144 shares of Common Stock issuable upon conversion of the Issuer’s convertible preferred stock, which convertible bonds and convertible preferred stock are subject to so-called “blocker” provisions prohibiting the holder from converting the bonds or convertible preferred stock, as applicable, when the holder, together with its affiliates, beneficially owns more than 4.99% of the issued and outstanding shares of Common Stock.

CUSIP No.	378971105	13G/A	Page	6	of	9
Item 1(a) Name of Issuer:
Global Employment Holdings, Inc. (the “Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
10375 Park Meadows Drive, Suite 375 Lone Tree, Colorado 80124
Item 2(a) Name of Person Filing:
Victory Park Capital Advisors, LLC Victory Park Credit Opportunities Master Fund, Ltd. Jacob Capital, L.L.C. Richard Levy

Victory Park Capital Advisors, LLC is the investment manager for Victory Park Credit Opportunities Master Fund, Ltd., which is the record holder of the shares reported herein. Jacob Capital, L.L.C. is the manager of Victory Park Capital Advisors, LLC. Richard Levy is the sole member of Jacob Capital, L.L.C.
Item 2(b) Address of Principal Business Office or, if none, Residence:
The business address for each of the reporting persons, other than Victory Park Credit Opportunities Master Fund, Ltd., is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for Victory Park Credit Opportunities Master Fund, Ltd. is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.
Item 2(c) Citizenship:
Victory Park Capital Advisors, LLC is a Delaware limited liability company.
Victory Park Credit Opportunities Master Fund, Ltd. is a Cayman Islands exempted company.
Jacob Capital, L.L.C. is an Illinois limited liability company.
Richard Levy is a citizen of the United States.
Item 2(d) Title of Class of Securities:
Common Stock, par value per share $.001 (the “Common Stock”)
Item 2(e) CUSIP Number:
378971105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4. Ownership:
As of March 10, 2009:

CUSIP No.	378971105	13G/A	Page	7	of	9
(a)	Amount beneficially owned:

Victory Park Capital Advisors, LLC	1,279,465 shares
Victory Park Credit Opportunities Master Fund, Ltd.	1,279,465 shares
Jacob Capital, L.L.C.	1,279,465 shares
Richard Levy	1,279,465 shares
Each of the reporting persons may be deemed to be the beneficial owner of (i) convertible bonds issued by the Issuer which are convertible for 3,397,901 shares of Common Stock and (ii) 1,932,144 shares of the Issuer’s convertible preferred stock which is convertible on a one-for-one basis for Common Stock. Victory Park Credit Opportunities Master Fund, Ltd. is the record holder of the convertible bonds and the convertible preferred stock. Each of the convertible bonds and the convertible preferred stock contains a contractual provision blocking its conversion when the holder, together with its affiliates, beneficially owns more than 4.99% of the issued and outstanding shares of Common Stock. Accordingly, based on the number of shares of Common Stock outstanding as described in Item 4(b) below, the convertible bonds and the convertible preferred stock cannot be converted for shares of Common Stock and consequently, the shares underlying them have not been included in the number of shares beneficially owned by the holder and other reporting persons.

(b)	Percent of class:

Victory Park Capital Advisors, LLC	12.13%
Victory Park Credit Opportunities Master Fund, Ltd.	12.13%
Jacob Capital, L.L.C.	12.13%
Richard Levy	12.13%
The percent of class was calculated using a total of 10,548,330 shares of Common Stock of the Issuer outstanding as of November 12, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2008 as filed with the Securities and Exchange Commission on November 12, 2008.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Victory Park Capital Advisors, LLC	0 shares
Victory Park Credit Opportunities Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares
(ii)	Shared power to vote or to direct the vote

Victory Park Capital Advisors, LLC	1,279,465 shares
Victory Park Credit Opportunities Master Fund, Ltd.	1,279,465 shares
Jacob Capital, L.L.C.	1,279,465 shares
Richard Levy	1,279,465 shares
(iii)	Sole power to dispose or direct the disposition of

Victory Park Capital Advisors, LLC	0 shares
Victory Park Credit Opportunities Master Fund, Ltd.	0 shares
Jacob Capital, L.L.C.	0 shares
Richard Levy	0 shares

CUSIP No.	378971105	13G/A	Page	8	of	9
(iv)	Shared power to dispose or to direct the disposition of

Victory Park Capital Advisors, LLC	1,279,465 shares
Victory Park Credit Opportunities Master Fund, Ltd.	1,279,465 shares
Jacob Capital, L.L.C.	1,279,465 shares
Richard Levy	1,279,465 shares
Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below each of Victory Park Capital Advisors, LLC, Victory Park Credit Opportunities Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, each of Victory Park Capital Advisors, LLC, Victory Park Credit Opportunities Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2009 VICTORY PARK CAPITAL ADVISORS, LLC
By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

CUSIP No.	378971105	13G/A	Page	9	of	9

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Attorney-in-Fact*

JACOB CAPITAL, L.L.C.
By:	/s/ Richard Levy
	Name:	Richard Levy
	Title:	Sole Member

/s/ Richard Levy
Richard Levy

*	Power of Attorney previously filed